1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2007.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date January 18, 2007	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

SUPPLEMENTAL NOTICE OF THE SPECIAL GENERAL MEETING

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the Notice of Special General Meeting of Aluminum Corporation of China Limited (the "Company") dated 12 January 2007 in respect of a special general meeting (the "Special General Meeting") to be held at the Company's conference room at 29th Floor, No.62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on Tuesday, 27 February 2007 at 10:30 a.m. for the purpose of considering and, if thought fit, passing, the special resolutions specified therein in relation to the respective share reform and merger of Shandong Aluminum Industry Co., Ltd ("Shandong Aluminum") and Lanzhou Aluminum Co., Ltd ("Lanzhou Aluminum") be revised and modified by adding the following additional resolution as an ordinary resolution and that the Special General Meeting shall consider and if thought fit, pass the following additional resolution as an ordinary resolution. Unless the context requires otherwise, terms defined in the Notice of the Special General Meeting dated 12 January 2007 shall have the same meanings when used herein.

ORDINARY RESOLUTION

4.

"THAT upon the implementation of the Lanzhou Merger Proposal, the share exchange of Chalco A Shares by the Company for all the non-tradable Shares of Lanzhou Aluminum held by Lanzhou Aluminum Factory (at the rate of 1 Chalco A Shares for 1 non-tradable Share of Lanzhou Aluminum), which is a connected transaction under the Hong Kong Listing Rules, be authorised and approved."

By order of the Board of Directors of Aluminum Corporation of China Limited* Xiao Yaqing Chairman

17 January 2007
Beijing, the PRC

As at the date hereof, the members of the Board of Directors comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua, Mr. Zhang Chengzhong (Executive Directors); Mr. Joseph C. Muscari, Mr. Shi Chungui (non-executive Directors); Mr. Poon Yiu Kin, Samuel, Mr. Wang Dingzuo and Mr. Kang Yi (Independent Non-executive Directors).

Notes:

A.	A revised form of proxy in respect of the above ordinary resolution is enclosed with this notice.

B.

Please refer to the notice of the Special General Meeting dated 12 January 2007 for details in respect of the other resolutions to be considered at the Company's Special General Meeting, eligibility of attendance, registration procedures, proxy and other relevant matters.

* For identification only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Hai Dian District, Beijing, People's Republic of China 100088
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary